UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Suite 1, 3rd Floor,

11-12 St. James’s Square,

London SW1Y 4LB,

United Kingdom

+44 (117) 918-1293

with copies to

Colin Diamond

Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03879J100

1	Name of Reporting Persons Roivant Sciences Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,013,540 (see Item 5)*

	8	Shared Voting Power None

	9	Sole Dispositive Power 16,013,540 (see Item 5)*

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.1% (see Item 5)*

14	Type of Reporting Person (See Instructions) CO

* As of the date of this Amendment No. 9 to the Schedule 13D, Roivant Sciences Ltd. (“Roivant”) beneficially owns 16,013,540 common shares, no par value (“Common Shares”), of Arbutus Biopharma Corporation (the “Issuer”). This amount excludes 22,833,922 Common Shares underlying 1,164,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”). The Preferred Shares are not convertible into Common Shares until they become mandatorily convertible on October 16, 2021 (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

CUSIP No. 03879J100

INTRODUCTORY NOTE

This Amendment No. 9 (this “Amendment”) amends the Schedule 13D of Roivant Sciences Ltd. (“Roivant”) for the common shares, no par value, of Arbutus Biopharma Corporation (the “Issuer”), as amended by Amendments No. 1 through 8, previously filed with the Securities and Exchange Commission (the “Schedule 13D”). This Amendment is being filed solely to attach as Exhibit 7.04 the corrected version of Master Contribution and Share Subscription Agreement, dated April 11, 2018, between Genevant Sciences Ltd., the Issuer and Roivant (the “Master Agreement”), which agreement was previously filed as Exhibit 7.04 to Amendment No. 8 to the Schedule 13D on April 12, 2018 (the “Previously-Filed Exhibit”). Exhibit 7.04 hereto replaces in its entirety the Previously-Filed Exhibit.

Except as otherwise specified in this Amendment, all items of the Schedule 13D, including the description of the Master Agreement, remain unchanged.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
7.01	Registration Rights Agreement, dated January 11, 2015, by and among Arbutus Biopharma Corp. and the OnCore Holders, previously filed as Exhibit 7.02 to the Schedule 13D on March 16, 2015.

7.02	Subscription Agreement, dated October 2, 2017, by and among Arbutus Biopharma Corporation and Roivant Sciences Ltd., previously filed as Exhibit 7.08 to the Schedule 13D on October 3, 2017.

7.03

Notice of Articles and Articles of Arbutus Biopharma Corp., as amended, incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of Arbutus Biopharma Corporation, filed with the SEC on March 15, 2018.

7.04	Master Contribution and Share Subscription Agreement, dated April 11, 2018, by and among Genevant Sciences Ltd., Arbutus Biopharma Corporation and Roivant Sciences Ltd, filed herewith.

7.05	Joint Press Release of Arbutus Biopharma Corporation and Roivant Sciences Ltd., dated April 11, 2018, previously filed as Exhibit 7.05 to the Schedule 13D on April 12, 2018.

CUSIP No. 03879J100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2018	Roivant Sciences Ltd.

	By:	/s/ Marianne Romeo Dinsmore
	Name:	Marianne Romeo Dinsmore
	Title:	Authorized Signatory